

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Partners L.P.
Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

> **Re:** **Brookfield Infrastructure Partners L.P.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 1, 2010**
> **File No. 001-33632**

Dear Mr. Pollock:

We have reviewed your response dated October 14, 2010 to our comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2009

General

1.   At the end of our comment letter dated September 23, 2010, we requested that the company provide, in writing, three bullet pointed acknowledgements (i.e., Tandy language). Please provide the requested acknowledgements in writing from an authorized company representative with your next response letter.

Financial Statements of Brookfield Infrastructure L.P., page F-14

Consolidated and Combined Statements of Cash Flows, page F-19

2.   We read your response to comment 21 from our comment letter dated September 23, 2010 that you believe the components of non-cash working capital to be immaterial. Please provide to us the components of change in non-cash working capital. Please explain to us in more detail why you believe these amounts are immaterial.

Note 12. Preferred Shares, page F-29

3.   We note your response to comment 25 from our letter dated September 23, 2010 and your proposed expanded disclosure. Please tell us the amount of the cumulative preferential dividends in arrears as of December 31, 2009 and disclose this respective amount in future filings.

Financial Statements of Longview Timber Holdings, Corp., page F-60

Consolidated Balance Sheets, page F-62

4.   We note your response to comment 27 from our letter dated September 23, 2010 and your proposed revised presentation on your balance sheet. Please explain to us why you believe it is appropriate to present Additional Paid-in Capital, Accumulated Deficit, and Accumulated Other Comprehensive Loss within the Common Shares caption.

        You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Rod Miller, Esq.
Weil, Gotshal & Manges LLP
Via facsimile to (212) 310-8007